                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)



                         First Commonwealth Corporation
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    319828208
                                 (CUSIP Number)

                                   Jill Martin
                          First Southern Bancorp, Inc.
                 P. O. Box 328, Stanford, KY 40484 (606 365-3555


                          [see Introductory Statement]
             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ]

CUSIP No. 319828208               13D        Page 2 of 24  Pages
-----------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               First Southern Funding, LLC *
-----------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (a)  [ ]
               (b)  [X]
-----------------------------------------------------------------
3              SEC USE ONLY
-----------------------------------------------------------------
4              SOURCE OF FUNDS
               AF
-----------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

-----------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION
               Kentucky
-----------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                               0*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                                0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                                  0*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                        0*
-----------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
             0*
-----------------------------------------------------------------
12           CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
             EXCLUDES CERTAIN
             SHARES (SEE INSTRUCTIONS)     [X]
-----------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             0%
-----------------------------------------------------------------
14           TYPE OF REPORTING PERSON
             CO
-----------------------------------------------------------------
*  See response to Item 5

CUSIP No.  319828208         13D             Page 3 of 24 Pages
------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              First Southern Bancorp, Inc.
-----------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [ ]
              (b)  [X]
-----------------------------------------------------------------
3             SEC USE ONLY
-----------------------------------------------------------------
4             SOURCE OF FUNDS
              WC, BK
-----------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

-----------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Kentucky
-----------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                              967*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                                0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                                 967*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                         0*
-----------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
             967*
-----------------------------------------------------------------
12           CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)     [X]
-----------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             1.8%
-----------------------------------------------------------------
14           TYPE OF REPORTING PERSON
             HC
-----------------------------------------------------------------

* See response to Item 5

CUSIP No. 319828208           13D           Page 4 of 24 Pages
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1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Jesse T. Correll
-----------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  [ ]
             (b)  [X]
-----------------------------------------------------------------
3            SEC USE ONLY
-----------------------------------------------------------------
4            SOURCE OF FUNDS
             AF
-----------------------------------------------------------------
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
             REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

-----------------------------------------------------------------
6            CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
-----------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                               0
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                                See response to Item 5
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                                  0
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                        See response to Item 5
-----------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
             See response to Item 5
-----------------------------------------------------------------
12           CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
             EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)     [X]
-----------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             See response to Item 5
-----------------------------------------------------------------
14           TYPE OF REPORTING PERSON
             IN

CUSIP No. 319828208            13D          Page 5 of 24 Pages
------------------------------------------------------------------
1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              First Southern Capital Corp., LLC
-----------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
              (a)  [ ]
              (b)  [X]
-----------------------------------------------------------------
3             SEC USE ONLY
-----------------------------------------------------------------
4             SOURCE OF FUNDS
              00
-----------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

-----------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Kentucky
-----------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                               0*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                                0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                                  0*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                        0*
-----------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
             0*
-----------------------------------------------------------------
12           CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW 11
             EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)     [X]
-----------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             0%
-----------------------------------------------------------------
14           TYPE OF REPORTING PERSON
             CO
-----------------------------------------------------------------

*  See response to Item 5

CUSIP No. 319828208           13D            Page 6 of 24 Pages
-----------------------------------------------------------------
1            NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON First Southern Investments, LLC
-----------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  [ ]
             (b)  [X]
---------------------------------------------------------------
3             SEC USE ONLY
-----------------------------------------------------------------
4             SOURCE OF FUNDS
              00
-----------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

-----------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Kentucky
-----------------------------------------------------------------
                           7    SOLE VOTING POWER
NUMBER OF                               0*
SHARES         --------------------------------------------------
BENEFICIALLY               8    SHARED VOTING POWER
OWNED BY                                0*
EACH           --------------------------------------------------
REPORTING                  9    SOLE DISPOSITIVE POWER
PERSON                                  0*
WITH           --------------------------------------------------
                           10   SHARED DISPOSITIVE POWER
                                        0*
-----------------------------------------------------------------
11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
             REPORTING PERSON
             0*
-----------------------------------------------------------------
12           CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)      [X]
-----------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             0%
-----------------------------------------------------------------
14           TYPE OF REPORTING PERSON
             CO
-----------------------------------------------------------------

* See response to Item 5

INTRODUCTORY STATEMENT

         This is a precautionary filing by the reporting persons, and is being made by them as a result of their ownership of shares of United Trust, Inc., which in turn owns, as of the date of this Statement, approximately 40.6% of the outstanding shares of United Income, Inc. and 53% of United Trust Group. United Income, Inc. owns 47% of United Trust Group. United Trust Group owns, as of March 1, 1999, 43,303 shares of common stock of First Commonwealth Corporation, representing 79.4% of those outstanding. The filing of this Statement shall not be construed as an admission that any of the reporting persons is the beneficial owner of these securities.

          The reporting persons acquired, in the aggregate, ownership of more than 40% of the outstanding common stock of United Trust, Inc. on November 20, 1998, and have continued to acquire additional shares of common stock of United Trust, Inc. since that date. Information concerning the reporting persons' beneficial ownership of shares of United Trust, Inc. is contained in the
Schedule 13D, as amended from time to time, the reporting persons have filed with respect to the common stock of United Trust, Inc. (Commission No. 0-16867)

ITEM 1.  SECURITY AND ISSUER

          This statement relates to the common stock ("Common Stock"), $1 par value, of First Commonwealth Corporation ("FCC"). The address of the principal executive offices of the issuer is 5250 South Sixth Street, P. O. Box 5147 Springfield, IL 62705.

ITEM 2.  IDENTITY AND BACKGROUND

         The name, citizenship or state of organization, principal employment or business, and the address of the principal office of each Reporting Person, are set forth below:

JESSE T. CORRELL

          (a)     The  name  of  this  Reporting   Person  is  Jesse  T. Correll
                  ("Mr.  Correll").

          (b) The business address of Mr. Correll is P. O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

          (c) Mr. Correll's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is carried on are:

                  President and Director of First Southern Bancorp, Inc. (bank holding company), P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

          (d) During the last five years, Mr. Correll has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mr. Correll was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)     Mr. Correll is a citizen of the United States.


 FIRST SOUTHERN BANCORP, INC. (FSBI) (a Kentucky corporation)

          (a)     The  name  of this Reporting Person is First Southern Bancorp,
                  Inc.

          (b)     The state of organization of FSBI is Kentucky.

          (c) The principal business of FSBI is a multi-bank holding company. The address of the principal office of FSBI is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

          (d) During the last five years, FSBI has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, FSBI was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Directors, Executive Officers and Controlling Persons of FSBI:

                      Present Principal
 NAME                 BUSINESS ADDRESS                    OCCUPATION OR
                                                            EMPLOYMENT

Jesse T. Correll         P.O. Box 328                President and Director
                         99 Lancaster Street         of First Southern
                         Stanford, KY 40484          Bancorp, Inc.
                                                     (Bank holding company)

Randall L. Attkisson     P.O. Box 328                Vice President, Treasurer
                         99 Lancaster Street          and Director of First
                         Stanford, KY 40484          Southern Bancorp, Inc.
                                                     (Bank holding company)

Jill M. Martin           P.O. Box 328                Secretary of First Southern

                         99 Lancaster Street         Bancorp, Inc. (Bank
                         Stanford, KY 40484          holding company)


Ward F. Correll          P.O. Box 129                Owner, Cumberland Lake
                         150 Railroad Drive          Shell, Inc.
                         Somerset, KY 42502          (Gasoline wholesaler)

David S. Downey          P.O. Box 295                Regional CEO and Director
                         102 West Main Street        of First Southern National
                         Stanford, KY 40484          Bank (Bank)

Douglas P. Ditto         P.O. Box 295                Senior Vice President
                         102 West Main Street        of First Southern
                         Stanford, KY 40484          National Bank (Bank)

John R. Ball             P.O. Box 628                Regional CEO and Director
                         27 Public Square            of First Southern National
                         Lancaster, KY 40444         Bank (Bank)

Gary Dick                P.O. Box 489                Community CEO and
                         216 North Main St.          Director of First  Southern
                         Monticello, KY 42633        National (Bank)

James P. Rousey          3060 Harrodsburg            Regional CEO and Director
                         Lexington, KY 40503         of First Southern National
                                                     Bank (Bank)

Joseph E. Hafley         P.O. Box 328                Chief Lending Officer of
                         99 Lancaster Street         First Southern Bancorp,
                         Stanford, KY 40484          Inc.(Bank holding
                                                     company)

                  All of the directors and executive officers of FSBI are citizens of the United States and during the last five years, none of these directors or executive officers (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FIRST SOUTHERN FUNDING, LLC (FSF) (a Kentucky limited liability company)

         (a) The name of this Reporting Person is First Southern Funding, LLC. First Southern Funding, LLC is the successor by merger to First Southern Funding, Inc. Effective as of December 31, 1998, First Southern Funding, Inc. merged into First

                  Southern Funding, LLC, with First Southern Funding, LLC as the surviving entity in the merger.

         (b)      The state of organization of FSF is Kentucky.

         (c) The principal business of FSF is an investment company. The address of the principal office of FSF is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSF has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSF was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Managers, Executive Officers and Controlling Person of FSF:

Name and Offices         Present Principal              Occupation or
HELD WITH FSF            BUSINESS ADDRESS                 EMPLOYMENT

Jesse T. Correll         P.O. Box 328            President and Director of First
 President, Director<F1> 99 Lancaster Street     Southern Bancorp, Inc. (Bank
                         Stanford, KY 40484         holding company)

Randall L. Attkisson     P. O. Box 328           Vice President, Treasurer and
 Treasurer, Manager      99 Lancaster Street     Director of First Southern
                         Stanford, KY 40484      Bancorp, Inc. (Bank holding
                                                 company)

Jill M. Martin           P. O. Box 328           Secretary of First Southern
 Secretary, Manager      99 Lancaster Street     Bancorp, Inc. (Bank holding
                         Stanford, KY 40484      company)

Christopher Coldiron     P. O. Box 328           Loan Officer and Vice President
 Vice President          99 Lancaster Street     of First Southern National
                         Stanford, KY 40484      Bank (Bank)

Ward F. Correll          P. O. Box 129           Owner, Cumberland Lake Shell,
 Manager                 150 Railroad Drive      Inc. (Gasoline wholesaler)
                         Somerset, KY 42502

David S. Downey          P. O. Box 295           Regional CEO and Director of
 Manager                 102 West Main Street    First Southern National Bank
                         Stanford, KY 40484      (Bank)

Douglas P. Ditto         P. O. Box 328           Senior Vice President of First
 Vice President, Manager 99 Lancaster Street     Southern National Bank (Bank)
                         Stanford, KY 40484

John R. Ball             P. O. Box 628           Regional CEO and Director of
 Manager                 27 Public Square        First Southern National Bank
                         Lancaster, KY 40444     (Bank)

Gary Dick                P. O. Box 489           Community CEO and Director of
 Manager                 216 North Main Street   First Southern National Bank
                         Monticello, KY 42633    (Bank)

James P. Rousey          204 Fairfield Drive     Regional CEO and Director of
 Manager                 Nicholasville, KY 40356 First Southern National Bank
                                                 (Bank)


<F1>  Mr. Correll  also  owns  approximatel   83% of  the outstanding membership
interests of FSF.

          Each of the above individuals is a citizen of the United States and during the last five years, such individual (i) has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

FIRST SOUTHERN CAPITAL CORP., LLC (FSC) (a Kentucky limited liability company)

         (a) The name of this Reporting Person is First Southern Capital Corp., LLC.

         (b)      The state of organization of FSC is Kentucky.

         (c) The principal business of FSC is an investment company. The address of the principal office of FSC is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSC has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSC was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Managers and Controlling Persons of FSC:

Name and Offices           Present Principal         Occupation or
HELD WITH FSF              BUSINESS ADDRESS            EMPLOYMENT


Jesse T. Correll           P.O. Box 328           President and Director of
 Manager                   99 Lancaster Street    First Southern Bancorp, Inc.
                           Stanford, KY 40484     (Bank holding company)

Randall L. Attkisson       P.O. Box 328           Vice President, Treasurer and
 Manager                   99 Lancaster Street    Director of First Southern
                           Stanford, KY 40484     Bancorp, Inc. (Bank holding
                                                  company)

                  The above individuals are citizens of the United States and during the last five years, none of them (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


FIRST SOUTHERN INVESTMENTS, LLC (FSI) (a Kentucky limited liability company)

         (a)   The name of this Reporting Person is First Southern  Investments,
               LLC.

         (b)   The state of organization of FSI is Kentucky.

         (c) The principal business of FSI is an investment company. The address of the principal office of FSI is P.O. Box 328, 99 Lancaster Street, Stanford, Kentucky 40484.

         (d) During the last five years, FSI has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, FSI was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which FSBI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Executive Officer of FSI:

Name and Offices           Present Principal           Occupation or
HELD WITH                  BUSINESS ADDRESS             EMPLOYMENT


Randall L. Attkisson       P.O. Box 328           Vice President, Treasurer
 President                 99 Lancaster Street    and Director of First Southern
                           Stanford, KY 40484     Bancorp, Inc. (Bank holding
                                                  company)

         A list of the members of FSI is filed as Exhibit C to this Report and is incorporated herein by reference.

          Mr. Attkisson and the individuals identified on Exhibit C are citizens of the United States and during the last five years, none of them (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The amount of funds used in making the purchases of the Common Stock by each Reporting Person is as follows:

         First Southern Bancorp, Inc.             $ 171,138

The sources of the funds was working capital, including $165,428 drawn under an existing line of credit FSBI has with Star Bank, N.A.


ITEM 4.  PURPOSE OF TRANSACTION

          The purpose of the acquisition of shares of Common Stock is for investment purposes.

          As of March 1, 1999, the Reporting Persons own in excess of 40% of the outstanding shares of United Trust, Inc. ("UTI"), and presently intend to acquire additional securities of UTI resulting in their ownership, in the aggregate, of up to 51% of the then outstanding common stock of UTI. UTI currently owns a majority of the outstanding stock of United Trust Group, which in turn owns 79% of the outstanding Common Stock. If the pending merger of UTI and United Income, Inc. ("UII") is completed according to the terms and conditions discussed in the Form S-4 Registration Statement filed by UTI with the Securities and Exchange Commission on January 15, 1998, as amended (the "merger"), UTI will own directly 100% of the outstanding stock of United Trust Group.

          In addition, one or more of the Reporting Persons may from time to time purchase shares of Common Stock in the open market or in privately negotiated transactions depending upon, among other things, market conditions, the market value of the Common Stock and the availability of shares for sale, the Reporting Person's liquidity and availability of funds or other similar factors. In any event, FSBI does not presently intend to acquire directly more than 4.9% of the outstanding Common Stock.

          The Acquisition Agreement pursuant to which the Reporting Persons purchased shares of UTI common stock from UTI on November 20, 1998, contains continuing covenants by UTI and FSF following the closing, including the following:

     1. BOARD OF DIRECTORS. UTI has agreed to cause three persons designated by FSF to be appointed to the Board of Directors of UTI effective as of the closing date of the Acquisition Agreement (November 20, 1998). For each of the three annual elections of the UTI Board of Directors following the closing, UTI will cause three persons designated by FSF to be included in the management slate of directors recommended to the UTI shareholders for election to Board membership. UTI will not and will cause the UTI Board of Directors not to take any action that would increase the size of the Board of Directors for such three year period.

     2. NO ADDITIONAL SHARES. For a period of three years following the closing of the Acquisition Agreement, UTI will not and will not permit any UTI affiliate to issue additional shares of capital stock or to issue or agree to issue any option, warrant or other instrument convertible into shares of capital stock without prior written consent of FSF.

     3. UII NOTE AGREEMENT. UTI will cause UII to call, as soon as practicable, all of the United Income, Inc. outstanding convertible debt according to its terms.

     4. PENDING MERGER. FSF and UTI agreed to proceed with the merger of UTI and UII according to the terms and conditions discussed in the Form S-4 Registration Statement filed by UTI with the Securities and Exchange Commission on January 15, 1998, as amended.

         Three persons recommended by the Reporting Persons, including Mr. Correll, have been appointed directors of FCC, in addition to their appointment as directors of UTI and UII. One or more of the Reporting Persons has, directly or through representatives, a role in the management of UTI, UII and FCC through board representation and Mr. Correll will serve as chief investment officer for the life insurance subsidiaries of UTI, including FCC. As a result, they will have the ability to influence FCC and its strategic plans.

         Except as described above, the Reporting Persons do not presently have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of FCC, or the disposition of securities of FCC, (ii) an extraordinary corporate transaction involving FCC or its subsidiaries, (iii) the sale or transfer of a material amount of assets of FCC or its subsidiaries, (iv) a change in the present board of directors or management of FCC, (v) a material change in the present capitalization or dividend policy of FCC, (vi) any other material change in FCC's business or corporate structure, (vii) a change in FCC's charter or bylaws or other actions which may impede the acquisition of control of FCC by any person, (viii) a class of securities of FCC being delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of FCC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or (x) any action similar to those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a-b) The beneficial ownership of shares of the Common Stock by each Reporting Person is as follows. Except where otherwise noted, each Reporting Person has sole voting and dispositive power over the shares shown as beneficially owned by it:

         Reporting persons:
                  First Southern Bancorp, Inc.            967 shares     1.8%
                  First Southern Funding, LLC
                  First Southern Capital Corp., LLC
                  First Southern Investments, LLC
                           Total<F1>                      967 shares     1.8%
         Others:
                  United Trust Group<F2>               43,303 shares<F2> 79.4%


                  <F1>     The Reporting Persons have agreed in principle to act
                           together for the purpose of acquiring or holding equity securities of UTI. Therefore, for purposes of this Schedule 13D, each may be deemed to have acquired beneficial ownership of the equity securities of FCC beneficially owned by each of the other Reporting Persons. In addition, by virtue of his ownership of voting securities of FSF and FSBI, Mr. Correll may be deemed to beneficially own the total number of shares of Common Stock owned by them, and may be deemed to share with them the right to vote and to dispose of such shares. Mr. Correll owns approximately 83% of the outstanding membership interests of FSF; he owns directly approximately 21% and companies he controls owns approximately 33% of the outstanding voting stock of FSB. In addition, he is a manager of First Southern Capital Corp., LLC and First Southern Funding, LLC.

                  <F2>     United  Trust  Group  is owned by United Income, Inc.
                           (47%) and United Trust, Inc. (53%), and, as a result, UII and UTI may be deemed to share voting and dispositive power over the shares owned by United
                           Trust  Group.   The  Reporting  Persons  own, in the
                           aggregate, approximately 43% of the outstanding shares of UTI, as of March 1, 1999. However, beneficial ownership of these shares of Common Stock by the Reporting Persons is disclaimed at this time. If these shares were combined with shares owned by the Reporting Persons, they would aggregate 44,270 shares.

(c) First Southern Bancorp, Inc. purchased shares of Common Stock in the following transactions within the past 60 days:

         On February 1, 1999, it purchased 10 shares in a brokers' transaction at a per share price of $155 per share, net of broker fees;

         On February 17, 1999, it purchased 5 shares in a private transaction at a per share price of $100 per share;

         On March 3, 1999, it purchased 293 shares in a private transaction at a per share price of $200 per share; and

         On March 11, 1999, it purchased 255 shares in a private transaction at a per share price of $200 per share.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See responses to Items 4 and 5 above. Other than (i) the Acquisition Agreement, which is incorporated by reference as Exhibit A, (ii) as described in the responses to Items 4 and 5 above, and (iii) the Agreement Among Reporting Persons attached hereto as Exhibit B, neither the Reporting Persons nor any of their directors, executive officers or controlling persons is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any security of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

         The following exhibits are filed with or incorporated by reference in this Schedule 13D:

Exhibit A-     Acquisition  Agreement  between FSF and UTI dated April 30, 1998, as amended May 29, 1998, including the following exhibits thereto: (i) Stock Purchase Agreement between FSF and Larry E.
               Ryherd  dated April 30,  1998;  (ii)  Convertible  Note  Purchase
               Agreement  between FSF and James E. Melville,

               George E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael K. Borden and Patricia G. Fowler dated April 30, 1998; and (iii) Option Agreement between FSF and UTI dated April 30, 1998 (incorporated by reference to Exhibit A to the Schedule 13D filed by the Reporting Persons dated June 17, 1998, relating to the common stock of United Trust, Inc. (Commission No. 0-16867))

Exhibit B-     Agreement  among  Reporting  Persons dated March 22, 1999 for the filing of a single Schedule 13D pursuant to Rule 13d-l(f)(l)

Exhibit C-     Members of First Southern Investments, LLC

Exhibit D-     Letter agreements  and  promissory note relating to the borrowing of funds by FSB referenced in Item 3  (incorporated  by reference
               to Exhibit D to the Schedule 13D filed by the Reporting   Persons
               dated June 17,  1998,  relating to the  common  stock  of  United
               Trust, Inc. (Commission No. 0-16867))

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 22, 1999                        By:  /S/ JESSE T. CORRELL
                                           Jesse T. Correll
                                      Attorney-in-Fact on behalf of each of  the
                                        Reporting Persons*



* Pursuant to the Agreement among Reporting Persons dated March 22, 1999, for the filing of a single Schedule 13D pursuant to Rule 13d-1-(f)(1), each Reporting Person has authorized Jesse T. Correll to sign on behalf of such Reporting Person any Schedule 13D or amendments thereto that are required to be filed on behalf of the Reporting Persons to this Schedule 13D.

                                  EXHIBIT INDEX



EXHIBIT NO.              DESCRIPTION


         A* Acquisition Agreement between FSF and UTI dated April 30, 1998, as amended May 29, 1998, including the following exhibits thereto: Stock Purchase Agreement between FSF and Larry E. Ryherd dated April 30, 1998; Convertible Note Purchase Agreement between FSF and James E. Melville, George
                   E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael K. Borden and Patricia G. Fowler dated April 30, 1998; and Option Agreement between FSF and UTI dated April 30, 1998

         B         Agreement  among  Reporting  Persons dated March 22, 1999 for
                   the  filing  of  a  single   Schedule  13D  pursuant  to Rule
                   13d-l(f)(l).

         C         Members of First Southern Investments, LLC

         D*        Letter  agreements  and  promissory   note  relating  to  the
                   borrowing of funds by FSB referenced in Item 3 (incorporated by reference to Exhibit D to the Schedule)

*Incorporated by reference to the Schedule 13D, dated June 17, 1998, filed by the Reporting Persons relating to the common stock of United Trust, Inc. (Commission No. 0-16867)